UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                          July                         , 20 08
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐          No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]
Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES
PRESS RELEASE
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date July 31, 2008	By	/s/ Harsya Denny Suryo
(Signature)

Harsya Denny Suryo
Vice President Investor Relation & Corporate Secretary

PRESS RELEASE
No. TEL. 205/PR000/COM-10/2008
Un-Audited Financial Statements First Half 2008
Telkom’s Operating Income Increased 6%
Jakarta, July 2008— We herebuy announce that Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) has filed its un-audited Financial Statements for the six months period ended June 30, 2008 to BAPEPAM (Capital Market Supervisory Agency), which consists of Consolidated Balance Sheets, Consolidated Statement of Income, Consolidated Statement of Changes in Equity and Statement of Cash Flows prepared in accordance with Generally Accepted Accounting Principles in Indonesia.
In the first semester of 2008, TELKOM recorded Operating Income of Rp.30.18 trillion, increased by Rp.1.67 trillion or 5.86% from Rp.28.51 trillion. The increase was mainly contributed from increase in Data & Internet revenues and Cellular revenues of Rp.1.03 trillion and Rp.778 billion, respectively.
Meanwhile, TELKOM has successfully reduced the growth of Operating Expenses to 14.51%, which is a decrease compared to the growth during the same period in 2007 of 17%. This is mainly contributed to the reduction of operation and maintenance expenses and personnel expense.
Even though Consolidated Net Income decrease by 4.94% as compared to prior period, the Company has recorded a Net Income of Rp.6.29 trillion.
In the first quarter of 2008, the Company acquired PT Sigma Cipta Caraka (PT Sigma) through it’s subsidiary PT Multimedia Nusantara and since March 2008 the Company has consolidated PT Sigma into it Financial Statements.
Rinaldi Firmansyah, TELKOM CEO stated that: “Despite fierce competition in the cellular business during the First Half of 2008, we believe TELKOM will still be able to prevail as the market leader by implementing strategies which will make the Company more solid in the future.”
Sudiro Asno, TELKOM CEO stated that: “In anticipation of the impact of inflation towards the Company, we have implemented varies efficiency and cost control programs.”
Complete Copies of both balance sheets and income statements are attached to this Press Release. For complete version, please visit www.telkom-indonesia.com

PT Telekomunikasi Indoensia, Tbk (“TELKOM”) is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Jakarta and Surabaya Stock Exchange (JSX/SSX: TLKM) and its American depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA)
HARSYA DENNY SURYO
Vice President Investor Relations & Corporate Secretary
For further information, please contact:

Investor Relations Unit
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel:	62-21-5215109
Fax:	61-21-5220500
Email:	investor@telkom.co.id
Website: www.telkom-indonesia.com

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2007	2008
	Notes	Rp.	Rp.	US$ (Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2e,5,44	10,828,433	10,942,829	1,186,858
Temporary investments	2c,2f,44	188,139	182,685	19,814
Trade receivables	2c,2g,6,37,44
Related parties — net of allowance for doubtful accounts of Rp.93,475 million in 2007 and Rp.148,797 million in 2008		552,736	536,235	58,160
Third parties — net of allowance for doubtful accounts of Rp.914,743 million in 2007 and Rp.1,061,773 million in 2008		3,152,873	2,768,072	300,225
Other receivables — net of allowance for doubtful accounts of Rp.5,423 million in 2007 and Rp.11,163 million in 2008	2c,2g,44	58,781	189,163	20,517
Inventories — net of allowance for obsolescence of Rp.53,555 million in 2007 and Rp.58,954 million in 2008	2h,7,37	204,262	295,442	32,044
Prepaid expenses	2c,2i,8,44	1,474,455	1,338,464	145,170
Claims for tax refund	38	359,582	420,550	45,613
Prepaid taxes	38	25,939	84,045	9,115
Restricted time deposits	2c,9,44	8,829	21,244	2,304

Total Current Assets		16,854,029	16,778,729	1,819,820

NON-CURRENT ASSETS
Long-term investments — net	2f,10	99,091	137,802	14,946
Property, plant and equipment — net of accumulated depreciation of Rp.49,603,908 million in 2007 and Rp.57,775,661 million in 2008	2k,2l,4,11, 19,20,23	57,694,609	63,329,530	6,868,712
Property, plant and equipment under Revenue-Sharing Arrangements — net of accumulated depreciation of Rp.544,133 million in 2007 and Rp.540,831 million in 2008	2m,12,34,47	849,683	631,488	68,491
Prepaid pension benefit cost	2i,2r,41	229	398	43
Advances and other non-current assets	2c,2o,13, 29,44,49	605,633	1,811,306	196,454
Goodwill and other intangible assets — net of accumulated amortization of Rp.4,233,123 million in 2007 and Rp.5,299,967 million in 2008	2d,2j,4,14,37	3,912,073	3,104,099	336,670
Escrow accounts	2c,15,44	1,394	42,859	4,648

Total Non-current Assets		63,162,712	69,057,482	7,489,964

TOTAL ASSETS		80,016,741	85,836,211	9,309,784

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

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PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2007	2008
	Notes	Rp.	Rp.	US$ (Note 3)

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables	2c,16,44
Related parties		771,959	1,398,689	151,702
Third parties		4,925,415	6,058,388	657,092
Other payables		29,726	35,172	3,815
Taxes payable	2s,38	1,731,773	1,646,401	178,568
Dividends payable		8,420,466	11,751,595	1,274,576
Accrued expenses	2c,17,35
	41,44	2,688,965	2,896,082	314,109
Unearned income	18	2,017,152	1,882,883	204,217
Advances from customers and suppliers		161,885	121,002	13,124
Short-term bank loans	2c,19,44	934,844	70,984	7,699
Current maturities of long-term liabilities	2c,20,44	4,812,499	5,281,675	572,850

Total Current Liabilities		26,494,684	31,142,871	3,377,752

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,38	3,223,024	3,106,209	336,899
Unearned income on Revenue-Sharing Arrangements	2m,12,47	678,878	392,647	42,586
Accrued long service awards	2c,2r,42,44	70,675	79,655	8,639
Accrued post-retirement health care benefits	2c,2r,43,44	2,737,812	2,719,583	294,966
Accrued pension and other post-retirement benefits costs	2r,41	1,081,003	1,286,572	139,541
Long-term liabilities — net of current maturities
Obligations under capital leases	2l,11,20	199,677	225,764	24,486
Two-step loans — related party	2c,20,21,44	3,761,537	3,539,074	383,848
Bank loans	2c,20,23,44	2,926,870	3,247,074	352,177
Deferred consideration for business combinations	20,24	3,013,103	1,847,389	200,368

Total Non-current Liabilities		17,692,579	16,443,967	1,783,510

MINORITY INTEREST	25	7,092,289	7,863,148	852,836

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

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PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2007	2008
	Notes	Rp.	Rp.	US$ (Note 3)
STOCKHOLDERS’ EQUITY
Capital stock — Rp.250 par value per Series A Dwiwarna share and Series B share
Authorized — 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	1c,26	5,040,000	5,040,000	546,638
Additional paid-in capital	27	1,073,333	1,073,333	116,413
Treasury stock — 211,290,500 shares in 2007 and 426,290,500 shares in 2008	2u,28	(1,829,138)	(3,798,701)	(412,007)
Difference in value arising from restructuring transactions and other transactions between entities under common control	2d,29	180,000	270,000	29,284
Difference due to change of equity in associated companies	2f	385,595	385,595	41,822
Unrealized holding gain from available-for-sale securities	2f	10,569	8,981	974
Translation adjustment	2f	228,520	228,914	24,828
Retained earnings
Appropriated		6,700,879	10,557,984	1,145,118
Unappropriated		16,947,431	16,620,119	1,802,616

Total Stockholders’ Equity		28,737,189	30,386,225	3,295,686

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		80,016,741	85,836,211	9,309,784

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

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PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2007	2008
	Notes	Rp.	Rp.	US$ (Note 3)
OPERATING REVENUES
Telephone	2q,30
Fixed lines		5,639,074	5,260,686	570,573
Cellular		11,398,521	12,176,568	1,320,669
Interconnection	2q,31,44
Revenues		5,802,820	5,864,545	636,068
Expenses		(1,281,828)	(1,463,002)	(158,677)

Net		4,520,992	4,401,543	477,391
Data and internet	2q,32	6,283,445	7,315,049	793,389
Network	2q,33,44	210,871	500,872	54,325
Revenue-Sharing Arrangements	2m,12,34,47	234,509	184,779	20,041
Other telecommunications services		219,190	338,859	36,753

Total Operating Revenues		28,506,602	30,178,356	3,273,141

OPERATING EXPENSES
Depreciation	2k,2l,2m,
	11,12,13	4,625,808	5,213,718	565,479
Personnel	2r,17,35,
	41,42,43	4,080,124	4,293,842	465,710
Operations, maintenance and telecommunication services	2q,36,44	4,448,941	5,611,079	608,577
General and administrative	2g,2h,2q,6,
	7,14,37	1,707,377	1,701,589	184,554
Marketing	2q	603,535	890,167	96,547

Total Operating Expenses		15,465,785	17,710,395	1,920,867

OPERATING INCOME		13,040,817	12,467,961	1,352,274

OTHER INCOME (EXPENSES)
Interest income	44	265,579	330,873	35,886
Equity in net (loss) income of associated companies	2f,10	3,589	(1,390)	(151)
Interest expense	44	(730,731)	(573,805)	(62,235)
Gain on foreign exchange — net	2p	54,933	35,776	3,880
Others — net		133,785	236,159	25,614

Other income (expenses) — net		(272,845)	27,613	2,994

INCOME BEFORE TAX		12,767,972	12,495,574	1,355,268

TAX EXPENSE	2s,38
Current		(3,337,305)	(3,862,317)	(418,906)
Deferred		(557,627)	(77,065)	(8,358)

		(3,894,932)	(3,939,382)	(427,264)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES		8,873,040	8,556,192	928,004

MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES — Net	25	(2,248,117)	(2,258,582)	(244,966)

NET INCOME		6,624,923	6,297,610	683,038

BASIC EARNINGS PER SHARE	2w,39
Net income per share		331.49	317.83	0.03
Net income per ADS (40 Series B shares per ADS)		13,259.60	12,713.20	1.20
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

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